UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42305

Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

+65 6271 2282

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Annual General Meeting of Shareholders

On October 17, 2025, at 10:00 A.M., Singapore Time (October 16, 2025, at 10:00 P.M., Eastern Time), Springview Holdings Ltd (the “Company”) held an annual general meeting of shareholders (the “Annual Meeting”) at the principal office of the Company located at 203 Henderson Road, #06-01, Henderson Industrial Park, Singapore 159546. Holders of 8,236,800 class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), and holders of 10,000,000 class B ordinary shares, par value $0.0001 per share (“Class B Shares”), of the Company were present in person or by proxy at the Annual Meeting, representing approximately 84.82% of the total 21,500,000 outstanding ordinary shares as of the record date of September 26, 2025, and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the Annual Meeting as of the record date. Each holder of one Class A Share is entitled to one (1) vote per share, and each holder of one Class B Share is entitled to twenty (20) votes per share. All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company and were approved at the Annual Meeting. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

Proposal One: to approve as an ordinary resolution that:

a) conditional upon the approval of the board of directors of the Company (the “Board”):

i. all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the “Class A Ordinary Shares”) in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Annual General Meeting of shareholders of the Company held on October 17, 2025 at 10.00 am Singapore Time (October 16, 2025 at 10.00 pm Eastern Time) (the “Meeting”), at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:4,000; and

ii. no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.

b) the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the Meeting; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting.

c) if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

(the “Share Consolidation Proposal”)

FOR: 208,235,794

AGAINST: 1,006

ABSTAIN: 0

Proposal Two: to approve as a special resolution that the existing amended and restated memorandum and articles of association of the Company (the Current M&A) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Meeting with immediate effect.

(the “Amendment To Memorandum And Articles Of Association Proposal”)

FOR: 208,235,785

AGAINST: 1,015

ABSTAIN: 0

Proposal Three: to approve as a special resolution that conditional upon the approval of the exact consolidation ratio and the effective date of a Share Consolidation by the Board, the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation upon its relevant effective date as and when determined by the Board, be and is hereby approved.

(the “Further Amendment To Memorandum And Articles Of Association Proposal”)

FOR: 208,235,785

AGAINST: 1,015

ABSTAIN: 0

Proposal Four: to approve as an ordinary resolution that Zhuo Wang, Siew Yian Lee, Edward C Ye, Mikael Charette and Hung Yu Wu be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2026 or until their successors are duly elected and qualified.

(the “Appointment of Directors Proposal”)

FOR: 208,232,217

AGAINST: 3,400

ABSTAIN: 1,183

Proposal Five: to approve as an ordinary resolution that the appointment of Marcum Asia CPAs LLP to serve as the independent registered accountant of the Company for the financial year ending December 31, 2025 be ratified, confirmed and approved in all respects and Marcum Asia CPAs LLP be authorized to make a report on the accounts of the Company during the period from January 1, 2024 to December 31, 2024 at the Meeting.

(the “Ratification of Appointment of Auditor and Auditor’s Report Proposal”)

FOR: 208,235,617

AGAINST: 0

ABSTAIN: 1,183

The Company’s Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Springview Holdings Ltd

Date: October 21, 2025	By:	/s/ Zhuo Wang
	Name:	Zhuo Wang
	Title:	Chief Executive Officer

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